ARIDIS PHARMACEUTICALS, INC.

5941 Optical Ct.

San Jose, CA 95138

August 18, 2020

VIA EDGAR

United States Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Attention:	Rolf Sundwall
Kevin Vaughn

Re:	Aridis Pharmaceuticals, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2019
Filed April 8, 2020
File No. 001-38630

Dear Ladies and Gentlemen:

This letter sets forth responses on behalf of Aridis Pharmaceuticals, Inc., a Delaware corporation (the “Company”), to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated August 7, 2020 (“Comment Letter”) regarding the Company’s Form 10-K for the Fiscal Year Ended December 31, 2019 (the “Form 10-K”).

For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraphs in this letter and is restated prior to the response to such comment.

Form 10-K for the Fiscal Year Ended December 31, 2019

Management’s Discussion and Analysis of Financial Conditions and Results of Operations

Research and Development Expenses, page 112

1. We note your disclosure on page 109 that you “have no historically allocated resources specifically to our individual clinical programs.” This appears to conflict with the breakdowns of research and development expenses by product candidate in your initial registration statement. Please revise your disclosure to provide a breakout of your periodic research and development expenses by major development program or product candidate. Otherwise, tell us and disclose when and why you stopped tracking by product candidate.

RESPONSE:

The original intent of the referenced sentence in the Staff’s comment, “We typically use our employee and infrastructure resources across multiple research and development programs, and accordingly, we have not historically allocated resources specifically to our individual programs”, was to disclose that no resources are specifically assigned to one individual research and development program, as due to the small size of the Company, our employees and resources work on numerous programs and are not assigned to just one program. The Company records all of its expenses in its accounting system by development program, including employees time which is allocated every pay period based on percentage of time spent on each program. The Company has deleted this sentence in the Management’s Discussion and Analysis of Financial Condition and Results of Operations - Research and Development Expenses section of its Form 10-Q for the quarter ended June 30, 2020 and will exclude in future filings.

1 | Page

In response to the Staff’s comment, “Please revise your disclosure to provide a breakout of your periodic research and development expenses by major development program or product candidate”, the Company will provide additional disclosure in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section of future Form 10-K and Form 10-Q filings, that will explain the dollar change by major development program for such respective comparative period.

Also, in response to the Staff’s comment, the Company provided the following additional disclosure in the Management’s Discussion and Analysis of Financial Conditions and Results of Operations, Comparison of the Three and Six Months Ended June 30, 2020 and 2019 section of its Form 10-Q for the quarter ended June 30, 2020:

Research and Development Expenses. Research and development expenses decreased by approximately $3.0 million from $6.7 million for the three months ended June 30, 2019 to $3.6 million for the three months ended June 30, 2020 due primarily to:

•	a decrease of approximately $1.8 million in spending on clinical trial activities and drug manufacturing expenses for the Phase 2 study of our AR-105 program, which terminated during 2019;
•	a decrease of approximately $1.0 million in spending on our clinical trial activities and drug manufacturing expenses for the Phase 3 study of our AR-301 program during the second quarter of 2020 as compared to the second quarter of 2019 which included increased study start-up costs; and
•	a decrease of approximately $300,000 in personnel, consulting and other related costs.

These decreases were partially offset by an increase of approximately $100,000 in spending on clinical trial activities for the Phase 1/2a study of our AR-501 program.

Research and Development Expenses. Research and development expenses decreased by approximately $5.2 million from $13.8 million for the six months ended June 30, 2019 to $8.6 million for the six months ended June 30, 2020 due primarily to:

•	a decrease of approximately $4.0 million in spending on clinical trial activities and drug manufacturing expenses for the Phase 2 study of our AR-105 program, which terminated during 2019;
•	a decrease of approximately $1.4 million in drug manufacturing expenses for the Phase 3 study of our AR-301 program; and
•	a decrease of approximately $400,000 in personnel, consulting and other related costs.

These decreases were partially offset by:

•	an increase of approximately $500,000 in spending on clinical trial activities for the Phase 3 study of our AR-301 program; and
•	an increase of approximately $100,000 in spending on clinical trial activities for the Phase 1/2a study of our AR-501 program.

Item 9A. Controls and Procedures, page 116

2. Revise to disclose whether your evaluations of your Disclosure Controls and Procedures and Internal Controls over Financial Reported concluded that your controls were effective or ineffective. Similarly, revise your disclosure in your March 31, 2020 Form 10-Q to disclose whether your Disclosure Controls and Procedures were effective or ineffective. Refer to Items 307 and 308 of Regulation S-K.

RESPONSE:

In response to the Staff’s comment, the Company will revise in future Form 10-K and Form 10-Q filings its disclosure in Item 9A and Item 4, respectively, Controls and Procedures, with respect to whether the Company’s evaluations of its Disclosure Controls and Procedures and Internal Controls over Financial Reporting concluded that its controls were effective or ineffective.

2 | Page

Also, in response to the Staff’s comment, the Company included the following revised disclosure in Item 4. Controls and Procedures section of its Form 10-Q for the quarter ended June 30, 2020:

Based on the evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that, as of the end of the period covered by this Quarterly Report on Form 10-Q, our disclosure controls and procedures were not effective due to a material weakness in our internal control over financial reporting resulting from our finance department not being able to process and account for complex, non-routine transactions in a timely manner.

Item 15. Exhibits and Financial Statements, page 120

3. Please amend your filing to provide new certifications filed as Exhibits 31.1 and 31.2 to conform exactly to that provided in Item 601(b)(31) of Regulation S-K as it relates to internal controls over financial reporting (ICFR). In this regard, the introductory sentence in paragraph 4 should refer to ICFR as defined in the Exchange Act and certification 4(b) should discuss your obligations related to ICFR. Similarly, please amend your Form 10-Q for the quarterly period ended March 31, 2020 to provide corrected certifications.

RESPONSE:

In response to the Staff’s comment, the Company will amend and refile its certifications filed as Exhibits 31.1 and 31.2 to the Company’s Form 10-K for the fiscal year ended December 31, 2019 and the Company’s Form 10-Q for the quarter ended March 31, 2020 to conform exactly to that provided in Item 601(b)(31) of Regulation S-K as it relates to internal controls over financial reporting (ICFR).

Also, in response to the Staff’s comment, the Company included the above revised disclosure in its certifications filed as Exhibits 31.1 and 31.2 to its Form 10-Q for the quarter ended June 30, 2020 and will include in future filings.

Cystic Fibrosis Foundation Development Agreement, page F-26

4. You have determined that the CFF agreement has a single performance obligation, that milestone payments are variable consideration, and that revenue is recognized for the single performance obligation by measuring progress using the input (cost-to-cost) method. On page 27 of your 10-Q for the period ended March 31, 2020, you disclose that the $1.0 million of grant revenue recognized during the quarter ended March 31, 2019 was due to achievement of a milestone under the grant award from the CFF. Please explain to us your methodology for recognizing revenue from milestone payments under ASC 606. Revise your disclosure as necessary to provide additional clarification of your accounting for this agreement. Refer to specific accounting guidance in your response.

RESPONSE:

The Company’s methodology for recognizing revenue from milestone payments from the CFF agreement is as follows: In accordance with ASC 606-10-25, the Company determined that the CFF agreement is within the scope of ASC 606 and that the clinical research activities are considered one performance obligation and the criterion under ASC 606-10-25-27(b) is met and the consideration for the single performance obligation should be recognized over time. The guidance in ASC 606-10-55-16 through 55-33 states two appropriate methods of measuring progress: output methods and input methods. Based on the nature of the performance obligation, the Company concluded that the input (cost-to-cost) method is the most appropriate method to recognize revenue under the agreement. The entire estimated transaction price is allocated to this combined performance obligation and is recognized as revenue by measuring progress using the input (cost-to-cost) method and, in accordance with 606-10-32-11 through 32-13, limited by the variable consideration attributed to the probable completion of certain milestones as defined in the CFF agreement. The Company accumulates the total related costs incurred under the CFF agreement through the end of the reporting period. The total costs incurred on the program through the end of the reporting period divided by the total expected cost of the program result in the percentage of completion of the program through the end of the reporting period. The percentage of completion is multiplied by the total value of the grant award (i.e. approximately $7.5 million), which results in the maximum revenue from the grant that can be recognized through the end of the reporting period. Then, the Company accumulates the total value of the milestones achieved or that were probable of being achieved, using the most likely amount, through the end of the reporting period, which is considered the milestone limit. The maximum amount of revenue recognizable from the grant award is capped by the milestone limit because this is the total amount of the transaction price that is considered probable that will not result in a significant reversal of revenue in the future. The total amount of revenue recognized in any given period is equal to the amount of the milestone limit less previously recognized revenue under the agreement since the recognizable revenue using the cost-to-cost method has thus far resulted in an amount greater than the milestone limit.

3 | Page

In response to the Staff’s comment, the Company included the following additional clarifying disclosure in the Notes to Consolidated Financial Statements, 6. Development and License Agreements, Cystic Fibrosis Foundation Development Agreement section of its Form 10-Q for the quarter ended June 30, 2020, and will include in future filings:

For the three and six months ended June 30, 2020, the Company recognized $1.0 million in revenue from the CFF Agreement due to the achievement and recognition of a milestone during the second quarter of 2020. For the three and six months ended June 30, 2019, the Company recognized approximately $1.0 million in revenue from the CFF Agreement as the Company determined the achievement of a milestone was probable during the first quarter of 2019. The Company calculates the amount of revenue recognizable under ASC 606 from the CFF Agreement in any given period by accumulating the total related costs incurred under the CFF Agreement through the end of the reporting period using the input (cost-to-cost) method, and then determines the amount of revenue that can be recognized in the period based on a limit equal to the amount of accumulated milestones achieved or that were probable of being achieved through the end of the reporting period.

Notes to Consolidated Financial Statements

6. Collaboration, Development and License Agreements

Serum License Agreement, page F-27

5. You state that the performance obligation related to the licenses and know-how has standalone functionality and should be recognized at a point in time, but that the performance obligation has not been satisfied as of December 31, 2019 or March 31, 2020. Tell us and disclose your criteria for satisfying that performance obligation and when you expect it to be satisfied.

RESPONSE:

The Company’s criteria for satisfying the performance obligations of the licenses and know-how is to transfer them to the customer, or SAMR. The transfer will be completed once the Company has made the necessary documentation available and delivered the cell lines to SAMR.

In response to the Staff’s comment, the Company included the following additional clarifying disclosure in the Notes to Consolidated Financial Statements, 6. Development and License Agreements, Serum License Agreement of its Form 10-Q for the quarter ended June 30, 2020, and will include in future filings:

The Company determined that the intellectual property licensed under the License Agreement represents functional intellectual property and it has significant standalone functionality and therefore should be recognized at a point in time upon satisfying the performance obligations. The Company will satisfy the performance obligations upon transfer of the licenses and know-how to SAMR, and expects to satisfy these performance obligations by June 30, 2021.

* * * *

4 | Page

Should you have any further questions or comments, please do not hesitate to contact me at (650) 279-5388.

Sincerely,
Aridis Pharmaceuticals, Inc.

/s/ Michael A. Nazak

Michael A. Nazak
Chief Financial Officer

cc:    Dr. Vu Truong, CEO

Aridis Pharmaceuticals, Inc.

Jeffrey Fessler, Esq.

Sheppard, Mullin, Richter & Hampton LLP

Brenda Verduzco, Assurance Services Shareholder

Mayer Hoffman McCann P.C.

5 | Page